The Dropout





A FEATURE FILM



A recent divorcee's beloved holiday celebration with her adult children derails when she falls for her daughter's charming new boyfriend.

An R-rated, sex positive comedy influenced by "The Graduate," but told from the perspective of a protagonist inspired by Mrs. Robinson.



2019 and 2020 Academy Nicholl Fellowship in Screenwriting Quarterfinalist

TOP 5% OF 15,000 SCRIPTS



USC Alumni Talent Lab

PROJECT MENTORED BY DIRECTOR LUKE GREENFIELD

FILMMAKERS' STATEMENT

Classic comedies often feature difficult men behaving badly. Jack Nicholson, Bill Murray, and Seth Rogen have all played flawed but beloved romantic heroes. But can an audience empathize with a woman who made the ultimate betrayal, a mother who slept with her daughter's boyfriend?

We say the answer is yes! As women in our 30s who have engaged in compulsive relationships with the wrong men and struggled to break free, we know the war between desire and common sense—or as we like to call it, the battle between the head, the heart, and the vagina—is ripe for drama. And we are excited to explore this struggle from a woman's POV onscreen.

"The Dropout" is inspired by a braggadocious ex-boyfriend who claimed he had an affair with a recently divorced mother while simultaneously dating her college-aged daughter. To our surprise, his story was true! His illicit affair went on for several years, unbeknownst to his young girlfriend at the time. This love triangle represented the most extreme example of that battle between logic and passion, something we were drawn to explore.

"The Dropout" was constructed to be contained—with only a handful of characters and centering the story mostly within the family home of our protagonist, Nancy. The role of Nancy was written for an accomplished, underserved actress in her 50s who would be excited to play this juicy lead role.

— Tyrrell and Meryl (both rhymes with feral)



We hope Nancy's journey will inspire audiences to reexamine this **balance** in their own lives.

HEAD



HEART

VAGINA





TYRRELL SHAFFNER
DIRECTOR, WRITER

Originally from Omaha, Tyrrell Shaffner moved to Los Angeles to attend USC Film School. Her comedic thesis film "Different" won the Rhode Island International Film Festival Prize for Student Film and played at festivals around the globe. Tyrrell then directed and wrote shorts for Oscar-winning Producer Rob Fried and his digital channel Feeln. Tyrrell was a finalist for the HBO DGA Directing Fellowship and was awarded the George Burns and Gracie Allen Fellowship in Comedy while receiving her MFA from UCLA's School of Theater, Film and TV.

Tyrrell has since directed and/or produced over 100 shorts, docs, spots and webisodes for companies like Google, Alpine Labs, Lionsgate and Crypt TV. "The Dropout" will be her feature film directorial debut.















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Cassandra Jones is an experienced theater and movie producer in Los Angeles. Her short film"CODA" (Child of Deaf Adult) is currently touring the festival circuit, where it has played in over 30 festivals nationally and internationally. It has received awards at Cleveland International Film Festival (Programmer's Award), ReelAbillites NY (Founders' Award), Detroit SheTown (Breakout Filmmaker), Little Wing UK (Best Screenplay), and Festival Angaelica (Best Director).

She recently produced two independent feature films: "What?", an experimental black and white silent film which stars world renowned deaf actor John Maucere, and the supernatural thriller "Immanence" which stars Michael Beach and features Jamie McShane.



CASSANDRA JONES
PRODUCER

Meryl Branch-McTiernan is a screenwriter, fiction writer, essayist and blogger for Huffington Post. Her teleplays have been quarter-finalists in the Austin, Final Draft and Sundance screenplay competitions. Her comedic monologues were published in the book, "Men's Comedic Monologues that are Actually Funny." As a professional ghostwriter, she has ghosted numerous books on a range of topics from dating to building a business. She teaches Creative Writing at Stony Brook University, where she is a master's candidate in Creative Writing, and has been awarded the Joseph Kelly and the Sally Martell Prizes. She received her BS from Syracuse University in Television, Radio and Film.



MERYL BRANCH-MCTIERNAN
WRITER, PRODUCER

TONE:
GROUNDED COMEDY













"Hilarious and heart-crushingly real"
-Peter Travers
"A pair of knockout performances"
-Geoff Berkshire, VARIETY
BILL HADER
KRISTEN WIIG
THE SKELETON TWINS
FAMILY IS A CRUEL JOKE
SUNDANCE FILM FESTIVAL

ANNETTE BENING
JULIANNE MOORE
MARK RUFFALO
THE KIDS ARE ALL RIGHT
MIA WASIKOWSKA
JOSH HUTCHERSON

The Graduate
STARRING ANNE BANCROFT DUSTIN HOFFMAN AND KATHARINE ROSS
JOSEPH E. LEVINE PRESENTS A MIKE NICHOLS / LAWRENCE TURMAN PRODUCTION "THE GRADUATE"
SCREENPLAY BY CALDER WILLINGHAM AND BUCK HENRY SONGS BY PAUL SIMON PERFORMED BY SIMON AND GARFUNKEL

STORY AND WORLD





Pasadena, CA



An enclave of California old money.



Mira Sorvino



Maria Bello



Anne Heche

NANCY(50)

A shiksa goddess when she's had a good night's sleep.
But she hasn't. Preoccupied with her ex-husband and
former life where she was a happy doormat.

She once dreamed of traveling to change the world,
until motherhood superseded those desires. With a
looming empty nest, she must rediscover herself.

JANINE (21)

Nancy's daughter. Bossy yet insecure.

She doesn't fit in with the Pasadena elites but hasn't found an alternative, no matter how many psych classes she takes.



Taissa Farmiga



Odeya Rush



Maude Apatow

ALEX ROJAS (22)

Janine's worldly but scrappy boyfriend. He's supposed to be a star architecture student, but he's really a grifter.

His charm rattles Nancy out of her ho-hum complacency.



Daniel
Zavatto



**Davi
Santos
Attached**



Danny
Ramirez



Colton Haynes

ELI (25)

Nancy's son, a Log Cabin Republican lawyer based in New York, who sees through Alex's facade.



Timothy Olyphant



**Colin Bates
Attached**



David Duchovny

JEFF (52)

Dweeby but attractive scientist. Checks off all the boxes for Nancy. Or at least he should.



Kit Williamson



Rob Lowe

Disclaimer: Unless otherwise noted, named actors represent target personas and are not attached to the project.



Paul Rudd

MORTY (48)

Nancy's ex-husband. Arrogant and blunt plastic surgeon who left Nancy for his young receptionist.



Betty Gabriel



Gabriel Macht



Angela Sarafyan



Josh Radnor

EVELYN (30)

Morty's pregnant fiancée. She appreciates his life of luxury, including discounted plastic surgery.



Sofia Boutella

Disclaimer: Unless otherwise noted, named actors represent target personas and are not attached to the project.

VISUAL STYLE

The look for the film is inspired by David Hockney's famous paintings of idyllic Southern California life. A world of leisure filled with bright light but with something dark lurking just below the surface.







The sex is raw, awkward and provocative. This is not a movie about two characters who fall in love and have predictable missionary sex. It's about messy, life-altering affairs and the joy and havoc they bring to our lives.



The shooting style is inspired by Mike Nichols' iconic mise-en-scène that conveyed his characters' subjectivity. For example, Nancy's meltdown inside a carwash after being caught with Alex by Janine evokes Benjamin's isolation in the underwater pool scene in "The Graduate."

THE MOMENT IS NOW

In recent years, we've witnessed a rebirth of the female-centric genre, the rom-com, with successes like "The Big Sick," "Crazy Rich Asians," and "Set It Up." It's clear that audiences crave more stories from female voices.

But in 2019, women accounted for just 14% of directors and 20% of writers of the top 500 feature films. And only 37% of films featured women as major characters.*

In 2021, let's change these abysmal statistics. With your help, we can meet the surging demand for incisive female stories written for a hungry, growing audience.

*The Center for the Study of Women in Television and Film







While "The Dropout" is made by women for women, we're also confident that the titillating sex scenes and raw comedy will also attract a male audience.





CONTACT

thedropoutfeaturefilm@gmail.com